[CAMPBELL RESOURCES COMPANY LOGO]

                                  PRESS RELEASE
                              For immediate release


                CAMPBELL RESOURCES ANNOUNCES 3RD QUARTER RESULTS


MONTREAL, NOVEMBER 9, 2006 -- CAMPBELL RESOURCES INC. (TSX: CCH, OTC BULLETIN
BOARD: CBLRF)

FINANCIAL RESULTS

For the third quarter, Campbell recorded a net loss of $4.9 million, or $0.04 per share, compared with a net loss of $645,000, or $0.01 per share, for the same period in 2005. These do not include results from the Copper Rand Mine which are still being capitalized as the Mine has not yet reached commercial production.

Net metal sales for the third quarter of 2006 were $2.1 million, compared to $4.5 million for the same period last year. These revenues include the sale in the third quarter of 2,746 ounces of gold at an average sale price of $678 per ounce (US$607 per ounce), compared to 8,559 ounces of gold at an average sale price of $529 per ounce Au (US$447 per ounce Au) for the same period in 2005.

For the first nine months of 2006, the Company recorded a net loss of $9.0 million, or $0.08 per share, compared to a net loss of $3.2 million, or $0.03 per share, during the same period in 2005.

Net metal sales for the first nine months of 2006 were $7.9 million, compared to $14.4 million for the same period last year. The average sale price per ounce of gold was $669 (US$594) for the nine months of 2006 and $528 (US$437) in the nine months of 2005.

Mining expenses for the third quarter of 2006 were $3.6 million, compared to $3.1 million recorded in the third quarter of 2005. The operating cost per ounce for gold sold in the third quarter of 2006 was US$1,107, compared to US$284 in the third quarter of 2005. Cost per ton of ore for the third quarter of 2006 was $203 compared to $92 in the third quarter of 2005.

Mining expenses for the first nine months of 2006 were $9.8 million, compared to $12.4 million for the corresponding period in 2005. Total cost per ounce was $875 (US$773) compared to $489 (US$400 in 2005).

JOE MANN MINE

The Joe Mann Mine, originally scheduled to close in November 2005, produced 16,808 tons of ore in the third quarter of 2006 grading 0.191 oz/t gold (2,695 ounces), 0.25% copper and 0.139 oz/t silver with a recovery rate of 84.13% for gold, 95.56% for copper and 65.26% for silver. Low production during this period has allowed the operations to accelerate development and initiate diamond drilling. These moves are designed to outline and develop additional mining blocks and improve the longer term productive capacity of the operation. In October, production grade improved to 0.32 oz/t Au, a significant improvement over the historical production grade of 0.25 oz/t., indicating an improvement in ground control measures.

During the first nine months of 2006, the Joe Mann Mine produced 10,424 ounces of gold, 362,198 pounds of copper and 7,229 ounces of silver, compared to 23,854 ounces of gold, 705,202 pounds of copper and 16,962 ounces of silver in the same period of 2005.

COPPER RAND MINE

Production in the third quarter was 18,021 tons of development ore grading 1.66% copper, 0.044 oz/t gold and 0.144 oz/t silver for total metal production of 587,037 pounds of copper and 671 ounces of gold. Net metal sales of $2.1 million were netted to development costs resulting in a net increase to deferred development of $2.3 million.

During recent months, the completion of the paste backfill plant was accelerated, new ground control standards were implemented, and the design of development headings was improved. All these changes have been initiated to increase output from this operation.

During the first nine months of 2006, development ore totalled 60,857 tons grading 2.00% copper, 0.056 oz/t gold and 0.164 oz/t silver for total metal production of 2,400,485 pounds of copper, 2,870 ounces of gold and 6,842 ounces of silver.

Net metal sales from development ore of $9.2 million were capitalized to development costs year-to-date. The net amount capitalized was $1.9 million for the first nine months of 2006 compared to $4.2 million the first nine months of 2005.

OUTLOOK

The Company recently announced that it has obtained a receipt for the amendment to the final short form prospectus qualifying the distribution of rights and units issuable upon the exercise of the rights. Net proceeds to Campbell from this offering will be up to an estimated $5,597,301 with the issuance of 69,966,264 common shares and 34,983,132 warrants. This offering and the Nuinsco private placement of $2,500,000 will complete the $18.1 million financing announced earlier. These transactions should be completed in November.

The Company also announced that it had been granted an extension to February 28, 2007 of the initial order granted June 30th 2005 under the Companies Creditor Arrangement Act. The extension will allow for the conclusion of the Plans of Arrangement approved by its creditors in June of this year. The realization of these Plans is subject to agreements to be concluded with third parties and has been delayed for good reasons, with the expectation that all should be finalized before year end. These transactions are expected to have a positive impact on year-end financial results.

Late last year, the decision was taken to continue operations at the Joe Mann Mine in light of improving commodity prices and the quantities of remaining mineral resources. An amount of development and explorations drilling is however required and this is currently in progress. In recent weeks, a significant improvement in the grade of ore mined has been attained and volume should increase during this quarter as development of new working areas is completed. The Company remains committed to the operation of this mine.

At the Copper Rand Mine, the design of new development headings and implementation of new ground control standards have significantly improved the productive capacity of this operation.

Both operations introduced training programs to alleviate shortage of experienced mining personnel.

Application to obtain the required permit to begin operations at the Merrill Island open pit has been completed and operations should begin upon receipt of this permit.

The Company has collared the Corner Bay ramp and has begun to establish the required surface infrastructures to allow the development of the ramp. The mineral inventories at Corner Bay include measured resources of 181,000 tonnes at 5.07% Cu, indicated resources of 265,000 tonnes at 5.93% Cu, and inferred resources of 1,441,000 tonnes at 6.76% Cu (ref. technical report, Geostat of July 12 2006). Development will be accelerated upon completion of the required financing.

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

While the financial results obtained in the 3rd quarter were not satisfactory, it should be obvious that the Company is taking very strong measures to improve the long-term viability of the operations while pursuing the development of new projects.

Certain information contained in this release contains "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those "Risk Factors" set forth in the Campbell's current Annual Report on Form 20-F for the year ended December 31, 2005. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and mineral reserves and resources of Campbell. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Campbell undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.




FOR MORE INFORMATION:

CAMPBELL RESOURCES INC.                                          Renmark Financial Communications Inc.
Andre Fortier, President and Chief Executive Officer             Henri Perron, hperron@renmarkfinancial.com
Tel.: 514 875-9037                                               John Boidman, jboidman@renmarkfinancial.com
Fax: 514 875-9764                                                Tel.: 514 939-3989
afortier@campbellresources.com                                   Fax: 514 939-3717
                                                                 www.renmarkfinancial.com

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



CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(Expressed in thousands of Canadian dollars)

----------------------------------------------------------------------------------------------------------------------
                                                                                        SEPTEMBER         December 31
                                                                                             2006                2005
----------------------------------------------------------------------------------------------------------------------
                                                                                                $                   $
ASSETS

Current assets
   Cash and cash equivalents                                                                1,096               1,772
   Restricted cash                                                                          2,594                 350
   Short-term investments                                                                     431                 125
   Receivables                                                                              1,395               1,654
   Settlements receivable                                                                   4,059               8,374
   Restricted deposits and exchange agreement                                              49,931                  --
   Production inventories                                                                     579                  67
   Supply inventories                                                                       3,619               3,330
   Prepaids                                                                                 1,332                 877
----------------------------------------------------------------------------------------------------------------------
                                                                                           65,036              16,549

Amount receivable from Copper Rand/Portage Restoration Fiduciary Trust                      3,147               3,012
Restricted deposits and exchange agreement                                                     --              49,723
Future income taxes                                                                         1,424               1,324
Property, plant and equipment                                                              58,377              59,955
Accrued benefit asset                                                                       4,379               3,897
Deferred charges and other assets                                                             624                 183
----------------------------------------------------------------------------------------------------------------------
                                                                                          132,987             134,643
======================================================================================================================

LIABILITIES

Current liabilities
   Short term loan                                                                          3,009               6,606
   Accounts payable                                                                        13,935              13,563
   Accrued liabilities                                                                      5,032               3,695
   Current portion of long-term debt                                                       64,938              18,037
----------------------------------------------------------------------------------------------------------------------
                                                                                           86,914              41,901

Asset retirement obligations                                                                8,085               7,738
Long-term debt                                                                                 75              49,745
Future income taxes                                                                         6,226               4,756
----------------------------------------------------------------------------------------------------------------------
                                                                                          101,300             104,140
----------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY

   Capital stock                                                                           77,951              69,958
   Warrants, stock options and conversion rights                                            4,411               2,771
   Contributed surplus                                                                      1,910               1,404
   Deficit                                                                               (52,585)            (43,630)
----------------------------------------------------------------------------------------------------------------------
                                                                                           31,687              30,503
----------------------------------------------------------------------------------------------------------------------
                                                                                          132,987             134,643
======================================================================================================================

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

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(Expressed in thousands of Canadian dollars except per share amounts)

----------------------------------------------------------------------------------------------------------------------
                                                                       THREE MONTHS ENDED         NINE MONTHS ENDED
                                                                          SEPTEMBER 30               SEPTEMBER 30
                                                                        2006          2005        2006          2005
----------------------------------------------------------------------------------------------------------------------
                                                                           $             $           $             $
GROSS METAL SALES                                                      2,267         4,924       8,751        15,681
Treatment charges                                                        171           417         805         1,276
----------------------------------------------------------------------------------------------------------------------
Net metal sales                                                        2,096         4,507       7,946        14,405
----------------------------------------------------------------------------------------------------------------------

Expenses
   Mining                                                              3,584         3,058       9,770        12,357
   Depreciation and amortization                                         574         1,263       2,115         4,507
   General administration                                                676           659       1,992         2,052
   Stock-based compensation                                              496            --         496            --
   Reorganisation and CCAA costs                                         693           247       1,282           247
   Care and maintenance                                                   74            73         195           251
   Exploration                                                             7           182       (151)           531
----------------------------------------------------------------------------------------------------------------------
                                                                       6,104         5,482      15,699        19,945
----------------------------------------------------------------------------------------------------------------------

Loss before the following items                                        4,008           975       7,753         5,540

Interest expense on short-term loan                                    (149)         (126)       (373)         (251)
Interest expense on long-term debt                                     (243)         (244)       (679)         (727)
Interest income                                                          138           404         154         1,295
Amortization of deferred charges                                          --          (66)          --         (198)
----------------------------------------------------------------------------------------------------------------------
Loss from operations                                                   4,262         1,007       8,651         5,421

Other income (expense)
   Other (expenses) income                                             (631)           379       (242)         2,345
----------------------------------------------------------------------------------------------------------------------

Loss before income taxes                                               4,893           628       8,893         3,076

Income and mining tax                                                    (9)          (17)        (62)          (80)
----------------------------------------------------------------------------------------------------------------------

NET LOSS                                                               4,902           645       8,955         3,156
=====================================================================================================================
WEIGHTED AVERAGE NUMBER OF COMMON SHARES ('000)                      110,349       108,213     110,349       107,827
=====================================================================================================================
LOSS PER SHARE UNDILUTED AND DILUTED                                    0.04          0.01        0.08          0.03
=====================================================================================================================

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